July 8, 2015

Securities and Exchange Commission

Attn:

Division of Corporation Finance

100 F Street, N.E.

Judiciary Plaza

Washington, D.C.  20549

Re:

Lockbox Link, Inc.

Registration Statement on Form S-1

Filed September 11, 2014

File No. 333-198677

Dear Ladies and Gentlemen:

At the request of Lockbox Link, Inc., (the “Company”), we are responding to the comments raised by the Staff of the Securities and Exchange Commission (the “Commission”) in the comment letter dated June 10, 2015 from Katherine Wray, Attorney-Advisor and Jeff Kauten, Attorney-Advisor to the Commission to Iryna Clark, President of the Company, relating to the registration statement on Form S-1 of the Company filed with the Commission on September 11, 2014 (the “Registration Statement”).  We have filed simultaneously Amendment No. 3 to the Registration Statement and have attached a marked copy of such Amendment No. 3 indicating the changes that the Company has made to the Registration Statement.

The numbered paragraph below corresponds to the paragraph in which the comment was made.  For your convenience, we have included above our response a copy of the comment to which we are responding.

General

1.  We note you have included the unaudited interim financial statements as Exhibit 23.3 to your Form S-1. Please note the financial statements are required to be included within the prospectus and thus should not be filed as exhibits. Please refer to paragraph (e) of Item 11 of Form S-1 and revise your filing accordingly.

Response

The Prospectus has been revised to comply with the Staff's comments.

Executive Compensation

Table 4.0 Summary Compensation, page 33

2. Please revise to provide executive compensation disclosure for the period ended December 31, 2014. Ensure that your summary compensation table includes a “Total” column. Refer to Item 402(m)-(r) of Regulation S-K.

Response

The Prospectus has been revised to comply with the Staff's comments.

Security Ownership of Certain Beneficial Owners and Management, page 33

3. Please revise to provide disclosure of security ownership of certain beneficial owners and management as of the most recent practicable date. Refer to Item 403 of Regulation S-K.

Response

The prospectus has been revised to comply with the Staff's comment.

Interests of Named Experts and Counsel, page 34

4.  Please revise to refer to the report of your independent auditor dated March 13, 2015.

Response

The Prospectus has been revised to comply with the Staff's comment

We hope that the Staff will be able to accommodate the Company by responding to this response letter as soon as practicable. In the meantime, should members of the Commission Staff have any questions or comments, or require any additional information regarding any of the responses or the attached filing, please contact the undersigned at (858) 756-5558.

Very truly yours,

/s/ Ryan S. Anderson

Ryan S. Anderson, Esq.

The Moores Law Group